metabolic



24 November, 2006



Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

EXPRESS POST

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

Dear Sir/Madam,

Re: Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	To:	Title	No of Pages
17 November 2006	ASX	Appendix 3B	8
17 November 2006	ASX	Change of Director's Interest Notice	3
17 November 2006	ASX	Change of Director's Interest Notice	3
23 November 2006	ASX	Neuropathic Pain Drug ACV1 Preclinical Update	4
23 November 2006	ASIC	Notification of offer regarding employee share schemes – Class Order 03/184 (Form CF08)	45
24 November 2006	ASX	Change in Substantial Shareholding	4

Yours faithfully,
Metabolic Pharmaceuticals Limited

Belinda Shave
Financial Controller & Company Secretary

(MPSEC24-11-06.doc)



ASX
AUSTRALIAN STOCK EXCHANGE



RECEIVED
PROCESSING
WASH, D.C.
152

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/11/2006

TIME: 20:05:25

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED

ABN

96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(a) Grant of 1,527,096 unquoted Performance Rights (ASX Code: MBPAB). (b) Not applicable: Expiry of 249,900 unquoted employee options (ASX Code: MBPAQ)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 1,527,096 unquoted Performance Rights. (b) Not applicable: Expiry of 249,900 unquoted employee options (ASX Code: MBPAQ)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(a) 1,527,096 unquoted Performance Rights: - ASX Code: MBPAB - Exercise Price: Nil - Expiry Date: 1 September 2011 (b) Expiry of 249,900 unquoted employee options (ASX Code: MBPAQ)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable – unquoted securities
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(a) To grant a total of 1,527,096 unquoted Performance Rights pursuant to the Metabolic Pharmaceuticals Limited Performance Rights Plan. (b) Not applicable
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	(a) 17 November 2006 (b) Not applicable

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
284,565,483	MBP

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
785,899	MBPAA
1,527,096	MBPAB
2,529,800	MBPAQ
183,333	MBPAU
6,410,976	MBPAW
1,578,750	MBPAY

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ The Ordinary Shares described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: (Company secretary) Date: 17 November, 2006

Print name: BELINDA SHAVE

== == == == ==

+ See chapter 19 for defined terms.



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/11/2006

TIME: 20:17:22

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	METABOLIC PHARMACEUTICALS LIMITED
ABN	96 083 866 862

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROLAND SCOLLAY
Date of last notice	1 February 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECTLY HELD
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	17 November 2006
No. of securities held prior to change	- 20,000 Fully Paid Ordinary Shares (ASX Code: MBP) - 1,500,000 unquoted options (ASX Code: MBPAQ) - 253,668 unquoted Performance Rights (ASX Code: MBPAA)
Class	Unquoted Performance Rights: - ASX Code: MBPAA - ASX Code: MBPAB
Number acquired	418,608 unquoted Performance Rights (ASX Code: MBPAB)
Number cancelled	25,366 unquoted Performance Rights (ASX Code: MBPAA)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil

+ See chapter 19 for defined terms.

No. of securities held after change	- 20,000 Fully Paid Ordinary Shares (ASX Code: MBP) - 1,500,000 unquoted options (ASX Code: MBPAQ) - 228,302 unquoted Performance Rights (ASX Code: MBPAA) - 418,608 unquoted Performance Rights (ASX Code: MBPAB)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	- Grant of 418,608 unquoted performance rights pursuant to the Metabolic Pharmaceuticals Limited Performance Rights Plan (approved by shareholders at the AGM of Metabolic Pharmaceuticals Limited held on 27 October 2006 (ASX Code: MBPAB) - Cancellation of 25,366 unquoted Performance Rights (ASX Code: MBPAA)

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/11/2006

TIME: 08:29:18

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**METABOLIC PHARMACEUTICALS LIMITED**
ABN	**96 083 866 862**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**CHRISTOPHER BELYEA**
Date of last notice	**22 December 2005**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	(a) Directly held (b) Indirectly held
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	(a) Christopher Belyea (b) Tate and Belyea Superannuation Fund
Date of change	17 November 2006
No. of securities held prior to change	(a) DIRECTLY HELD: - 224,077 Fully Paid Ordinary Shares (ASX Code: MBP) - 115,211 unquoted Performance Rights (ASX Code: MBPAA) (b) INDIRECTLY HELD - 240,000 Fully Paid ordinary Shares (ASX Code: MBP)
Class	Unquoted Performance Rights: - ASX Code: MBPAA - ASX Code: MBPAB

+ See chapter 19 for defined terms.

Number acquired	190,104 unquoted Performance Rights (ASX Code: MBPAB)
Number cancelled	11,520 unquoted Performance Rights (ASX Code: MBPAA)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	(a) DIRECTLY HELD by Christopher Belyea: - 224,077 Fully Paid Ordinary Shares (ASX Code: MBP) - 103,691 unquoted Performance Rights (ASX Code: MBPAA) - 190,104 unquoted Performance Rights (ASX Code: MBPAB) (b) INDIRECTLY HELD - 240,000 Fully Paid ordinary Shares (ASX Code: MBP)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	- Grant of 190,104 unquoted performance rights pursuant to the Metabolic Pharmaceuticals Limited Performance Rights Plan (approved by shareholders at the AGM of Metabolic Pharmaceuticals Limited held on 27 October 2006 (ASX Code: MBPAB) - Cancellation of 11,520 unquoted Performance Rights (ASX Code: MBPAA)

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/11/2006

TIME: 08:58:56

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Metabolics neuropathic pain drug ACV1 preclinical update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


metabolic

ASX Announcement

ASX code: MBP

Metabolic's neuropathic pain drug ACV1 – additional preclinical studies reveal greater potential

- **Latest oral version of *ACV1* works as well as the injected version in new animal studies**
- **Provides proof-of-concept for Metabolic's *Oral Peptide Delivery Platform***
- **An Independent study provides new knowledge about how *ACV1* works and reveals the likely biochemical target for ACV1**

Melbourne, 23 November, 2006:

Oral version of ACV1 makes progress

Metabolic announced today substantial progress made in the use of Metabolic's *Oral Peptide Delivery Platform* to convert its injectable drug for neuropathic pain, *ACV1*, into an oral drug so that it can be swallowed rather than injected.

Metabolic has engineered an oral version of *ACV1* which, in several animal tests, has had analgesic effects equal to those seen with the injected drug. The latest oral variant of *ACV1* tested in animals results from optimisation of an earlier version (announced in February 2006), which showed good oral activity but was slightly less active than the injected form. A large batch of this new, fully active, oral version of *ACV1* is now being manufactured for further animal testing, and new patent applications are being filed. The Company hopes to progress this oral version of *ACV1* or a similar variant into a formal development programme in 2007.

Additionally, the creation of a fully functional oral version of *ACV1* provides proof-of-concept for the *Oral Peptide Delivery Platform* and further demonstrates Metabolic's extensive peptide engineering expertise. The knowledge gained from converting *ACV1* from an injected drug into an oral drug will assist Metabolic in testing its *Oral Peptide Delivery Platform* for application to other injected peptide drugs, such as insulin or parathyroid hormone. If the *Oral Peptide Delivery Platform* does prove to be applicable to other peptide drugs it could be a significant value driver for Metabolic. The result announced here for *ACV1* is a major step in that direction.

The development programme for an oral version of *ACV1* will run alongside the current Phase 2A clinical programme for the injected version of *ACV1*.

Results from an independent study on ACV1 published in prestigious international journal

A key element in the clinical development and commercialisation of a drug with a novel mode of action is to understand how the drug works in the body (the mechanism of action) including in particular, which biochemical target in the body the drug acts upon. *ACV1* most likely acts by binding to and potently blocking one of the hundred or more subtypes of a class of molecules in the body called nicotinic acetylcholine receptors (nAChR), but until now the particular subtype had not been identified.

A group of leading academic researchers working independently in the US recently identified the particular molecule in the body that *ACV1* potently blocks, as well as significant additional information about how it may work to relieve pain and apparently repair damaged nerves. The results of this study have now been published and a paper will be printed in the prestigious journal, *Proceedings of the National Academy of Sciences of the United States of America* (PNAS). An advanced copy can be found at www.pnas.org/cgi/reprint/0608715103. These results, from an independent laboratory, add significantly to Metabolic's understanding of *ACV1* and therefore to its potential value.

The abovementioned paper explains that *ACV1* has potent blocking activity on the alpha9alpha10 subtype nicotinic acetylcholine receptor (nAChR), and that the alpha9alpha10 blockade may be responsible for the majority of *ACV1's* alleviation of nerve hypersensitivity in animals. The researchers identified a substantial reduction in the accumulation of immune cells around the injured nerve, which may contribute to the protective and restorative properties of *ACV1*.

Metabolic's Chief Scientific Officer, Dr Chris Belyea, commented "the publication of this paper is exciting for us in many respects - it was independently conducted by scientists of the highest calibre, confirms the beneficial effects of *ACV1*, and reveals the likely biochemical target. Together with our progress in making an oral version of *ACV1*, this should substantially increase pharmaceutical industry interest in Metabolic's pioneering *ACV1* program and in our *Oral Peptide Delivery Platform*".

Background to *ACV1* and neuropathic pain

- *ACV1* was safe and well tolerated at all administered doses in the first human study (Phase 1 trial) for the drug, announced in November 2005.
- *ACV1* has been tested in several well-established animal pain models and shows efficacy in relieving the characteristic pain symptoms of neuropathy, allodynia and hyperalgesia.
- *ACV1* is a 16 amino acid peptide conotoxin derived from an Australian cone snail. The drug works by blocking a subtype of a class of receptors in the peripheral nervous system call neuronal nicotinic acetylcholine receptors (nAChR).
- Neuropathic pain is the most debilitating form of chronic pain, generated from damaged nerves and serving no beneficial function for the affected individual. Besides diabetes, the common causes of neuropathy are viral infection (e.g. shingles), trauma, sciatica, chemotherapy and various other conditions.
- Neuropathic pain affects 10 million people in the US alone. The current market for neuropathic pain drugs is valued at approximately US$2.5 billion a year and is expected to double in five years.

- ENDS -

About Metabolic

*Metabolic Pharmaceuticals Limited (**ASX**: MBP, **NASDAQ OTC**: MBLPY) is a Melbourne based, ASX listed biotechnology company with 285 million shares on issue. The Company employs 24 staff and is led by an experienced and proven management team. Metabolic's main focus is to take innovative drugs, with large market potential, through formal preclinical and clinical development. Metabolic's expertise in drug development has resulted in two high value drugs in advanced human clinical development, namely:*

- *AOD9604 - an obesity drug currently in a Phase 2B trial with results expected in March 2007;*
- *AOD9604 - additional use in osteoporosis with a Phase 2 trial expected to commence in 2007; and*
- *ACV1 - a neuropathic pain drug currently in Phase 2A trials.*

These drugs address multi-billion dollar markets which are poorly served by existing treatments. In addition to its lead drugs, Metabolic has an exciting research pipeline with drugs targeting type 2 diabetes (ADD) and nerve regeneration (NRPs). Metabolic is also developing a platform to enable oral delivery of existing injected peptide drugs, a technology which has already shown proof-of-concept. This has high potential for use by other companies developing peptide drugs and could foster multiple out-licensing deals.

Metabolic may license its lead drugs to a global partner following Phase 2 trials and will continue to utilise its clinical development expertise to drive future company growth and profits

For more information, please visit the company's website at www.metabolic.com.au.

Background information on the drug development process

The steps required before a drug candidate is commercialised include:

1. *Discovery or invention, then filing a patent application in Australia and worldwide;*
2. *Pre-clinical testing, laboratory and chemical process development and formulation studies;*
3. *Controlled human clinical trials to establish the safety and efficacy of the drug for its intended use;*
4. *Regulatory approval from the Therapeutic Goods Association (TGA) in Australia, the FDA in the USA and other agencies throughout the world; and*
5. *Marketing and sales.*

The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approvals for any of our products will be granted on a timely basis, if at all.

Human clinical trials are typically conducted in three sequential phases which may overlap:

Phase 1

Initial safety study in healthy human subjects or patients.

Phase 1 trials usually run for a short duration.

Phase 2

Studies in a limited patient population designed to:

- *identify possible adverse effects and safety risks in the patient population (2A);*
- *determine the efficacy of the product for specific targeted diseases (2B); and*
- *determine tolerance and optimal dosage (2B).*

Phase 3

Trials undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population in clinical study sites throughout major target markets (e.g. USA, Europe and Australia).

Contact Information

Roland Scollay
Chief Executive Officer
roland.scollay@metabolic.com.au
T: +61-3-9860-5700

Peter Dawson
Chief Financial Officer
peter.dawson@metabolic.com.au
T: +61-3-9860-5700

Diana Attana
Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
T: +61-3-9860-5700

metabolic

23 November, 2006


SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
SECTION

Australian Securities & Investments Commission,
PO Box 9827,
MELBOURNE, VIC. 3001

Dear Sir,

Re: Notification of Offer Regarding Employee Share Schemes – Class Order 03/184

We enclose Notification of Offer Regarding Employee Share Schemes – Class Order 03/184 (Form CF08) for your attention and would be pleased if you would acknowledge receipt in due course.

Yours faithfully,
Metabolic Pharmaceuticals Limited

Belinda Shave
Company Secretary

(MPASIC31.doc)

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

Australian Securities & Investments Commission

Form CF08
Corporations Act 2001

Notification of offer regarding employee share schemes - Class Order 03/184

Attach the documents indicated below to this form.

Document details

Indicate in the appropriate box the type of document(s) included with this form.

Type of document	ASIC use only (Form code)
☐ Employee Share Scheme - Offer by foreign company	7048A
☒ Employee Share Scheme - Offer by Australian company	7048B

Company details

Company/entity name
Metabolic Pharmaceuticals Limited

~~ACN~~/ABN/~~ARBN~~ (if available)
96 083 866 862

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Belinda Shave

ASIC registered agent number (if applicable)

Company/entity name
Metabolic Pharmaceuticals Limited

~~ACN~~/ABN/~~ARBN~~ (if available)
96 083 866 862

Telephone number
9860 5700

Postal address
Level 3
509 St Kilda Road, Melbourne, VIC, 3004

Email address (optional)

Total number of pages including this cover sheet
44

Please provide an estimate of the time taken to complete this form.
hrs 50 mins

Signature

I certify that the information in this form is true and complete.

Name
Belinda Shave

Capacity
Company Secretary

Entity name (if acting as an agent)

Signature
B Shave

Date signed
23/11/06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 9827 in your capital city.

Or lodge the form in person at an ASIC Service Centre
(see www.asic.gov.au/servicecentres

For help or more information

Telephone	1300 300 630
Email	infoline@asic.gov.au
Web	www.asic.gov.au

16 November 2006

metabolic

[Enter Name]

[Enter Address]

Dear [Enter Name]

Metabolic Pharmaceuticals Limited Performance Rights Plan - 2006 Offer

We are pleased to invite you to participate in the 2006 Offer of the Metabolic Pharmaceuticals Limited Performance Rights Plan (**Plan**). The number of Performance Rights being offered to you is [Enter No.].

Detailed information regarding this offer commences on page 2 of this letter includes the attached Plan Rules and Explanatory Booklet.

In summary:

1. Your 2006 offer is [Enter No.] Performance Rights.

2. Subject to meeting performance conditions, your Performance Rights will vest in four tranches:

   - Tranche 1 - 25% on the first anniversary of the grant (1 September 2007)
   - Tranche 2 - 25% on the second anniversary of the grant (1 September 2008)
   - Tranche 3 - 25% on the third anniversary of the grant (1 September 2009)
   - Tranche 4 - 25% on the fourth anniversary of the grant (1 September 2010)

3. The Performance Rights expire on 1 September 2011 and any vested Performance Rights that are not exercised by that date will lapse.

4. There is no exercise price to be paid on converting your vested Performance Rights to Performance Shares.

5. We believe that the Plan provides you with the opportunity to defer any income tax liability attaching to these Performance Rights until such time as you wish to sell the shares or at the expiration of 10 years from the date of the grant, whichever is the earlier. We advise you should obtain independent tax advice as to the operation of the tax laws relevant to your individual circumstances.

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862

Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

OFFER

Establishment of and objectives of the Plan

The Plan is intended to provide selected Metabolic Pharmaceuticals Limited (**Company**) employees and directors with:

- an incentive to drive continuing improvements in the Company's performance;
- a market competitive reward mechanism in line with shareholder expectations; and
- an opportunity to acquire an ownership interest in the Company.

To achieve these aims, subject to the Rules of the Plan, an Eligible Employee will be able to exercise Performance Rights to acquire fully paid ordinary Metabolic Pharmaceuticals Limited shares **(Shares)** if performance criteria set by the Plan Committee are satisfied. The performance criteria and Exercise Periods for the 2006 Offer are set out below.

Offer documents

This letter and its Schedules set out the terms of our 2006 Offer to you to participate in the Plan, which is an Offer as defined under the terms of the Plan.

Your eligibility to participate in the Plan has been determined by the Plan Committee based on the expected significant contribution you can make to the Company's future growth and direction.

Please note, this Offer is for the 2006 Offer only and does not guarantee any future offers.

The key features of the 2006 Offer are:

Offer Date	**16 November 2006**
Cost of Performance Rights and Shares	You will not be required to pay for any Performance Rights granted to you under the Performance Rights Plan. There is no exercise price to be paid to acquire a Share when exercising a Performance Right.
Number of Performance Rights and Shares	The number of Performance Rights being offered to you in 2006 is [Enter No.]. The Award Date is expected to be 17 November 2006. The actual number of Performance Rights that become exercisable will depend on performance against the Performance Conditions.
Performance Conditions / Determination of number of Performance Rights that will Vest	The number of Performance Rights granted to you that you will be able to exercise will be determined according to the Performance Conditions and the Exercise Timetable. The Performance Conditions comprise three components (with one-third of the Performance Rights grant separately subject to each component): a. Share Price Performance; b. Corporate Goals; and c. Continued Service. Further details regarding the Performance Conditions are set out in Schedule 1 which you should read carefully.

Exercise Timetable	The relevant Exercise Periods for the Performance Rights granted to you are set out in the Exercise Timetable in Schedule 1. Any vested Performance Rights that are not exercised by **1 September 2011** will lapse, and will not be able to be exercised.
Shares held in Plan	All Performance Shares acquired upon exercise of a Performance Right under this Offer will be held in the Plan and subject to the restrictions on disposal under Rule 9 (other than Rule 9.2) of the Plan. In accordance with Rule 9.3 of the Plan, the Company will apply a holding lock to prevent transfer of, and other dealings with, your Performance Shares for a period of 10 years from the date of grant of your Performance Rights, subject to earlier lifting of the holding lock under and subject to Rules 9.5 to 9.9 inclusive of the Plan. You irrevocably agree to the application of this holding lock.
Plan Rules	The Plan Rules are attached to this letter. The key terms relating to the 2006 Offer of Performance Rights. You should read these documents carefully. If you would like any further copies of the Plan Rules, the Company will, on receiving a written request from you, provide you with a copy of the Rules within a reasonable period and without charge.
How to apply	To accept this Offer, you need to sign the Application Form attached at Schedule 2 and return it: by post to: CRA Plan Managers Pty Limited PO Box Q807 QVB Post Office NSW 1230 or by fax to: (02) 9299 3677 Before 5.00 pm EST on 16 November 2006. Performance Rights can only be exercised in accordance with the Plan Rules and with the Company's share trading policy.
Further information	The closing price of Shares on the day prior to the Offer Date was $0.69. Within a reasonable time of the receipt of a written request, the Company Secretary will provide you with the current market price of Shares.

Acceptance of this Offer

- Please ensure that you read this Offer and the Schedules carefully.

Any advice given by or on behalf of the Company in relation to this 2006 Offer is general advice only. You should obtain your own financial product advice from an appropriate licensed person if you have any queries about whether it is appropriate (given your circumstances) for you to participate in the Plan.

If you decide to participate in the Plan you should obtain independent tax advice as to the operation of the tax laws relevant to your individual circumstances.

If you wish to participate in the 2006 Offer, you need to complete the Application Form attached to this Offer, and return it to the Company Secretary on or before the closing date advised above.

Further information

The following documents are attached as Schedules to this Offer:

- Key Terms of the 2006 Offer Pursuant to Metabolic Pharmaceuticals Limited Performance Rights Plan (Schedule 1)
- Application Form (Schedule 2)
- Metabolic Pharmaceuticals Limited Performance Rights Plan (**Plan Rules**) (attached)
- Explanatory Booklet and Tax Summary (attached)

Some of the terms used in this letter of Offer, including its Schedules, are defined in the Plan Rules. Accordingly, this letter of Offer must be read together with the Plan Rules.

If you have any general queries in relation to the Plan, or require any further information, please contact Mr Ian Crichton of CRA Plan Managers Pty Limited on + 1800 773 382 or Belinda Shave, Company Secretary on telephone + 61 3 9860 5700.

Yours sincerely



Dr Roland Scollay
Chief Executive Officer

SCHEDULE 1

KEY TERMS OF THE 2006 OFFER OF PERFORMANCE RIGHTS PURSUANT TO THE METABOLIC PERFORMANCE RIGHTS PLAN

How many Performance Rights will be granted?

The Plan Committee has determined that you will be offered [Enter No.] Performance Rights in 2006.

Do I have to pay for the grant of Performance Rights or the exercise of Performance Rights?

There is no monetary fee payable on the grant or exercise of Performance Rights.

Performance Conditions and number of Performance Rights which can be exercised

To exercise a Performance Right the following conditions must simultaneously be satisfied:

(a) the Performance Conditions attaching to that Performance Right must have been met;

(b) the Exercise Period relevant to that Performance Right (as set out in the Exercise Timetable) must have commenced and not expired; and

(c) the Performance Rights must not have lapsed in accordance with the Plan Rules.

Each of the Performance Conditions and the Exercise Timetable are discussed further below.

Performance Conditions

The Performance Conditions are divided into 3 components:

(a) Share Price Performance;

(b) Corporate Goals; and

(c) Continued Service.

One-third of the Performance Rights granted to you is separately subject to each component. If a component is satisfied the Performance Rights subject to that component may be exercised in accordance with the Exercise Timetable.

Note: The Performance Conditions for future offers (if any) may vary.

Share Price Performance

One-third of the Performance Rights grant ([Enter No.] Performance Rights) will be subject to a share price Performance Condition.

(d) **Primary Target**: To achieve this component of the Performance Conditions, the Company's share price must grow by at least 50% in Year 1. That is, the 40 trading day volume weighted average price (VWAP) of the Company ordinary shares, over a consecutive 56 days period at any time during Year 1, must be 50% above the base share price (see below).

Year 1 = 1 September 2006 to 31 August 2007

Base share price = this price is calculated using the five-day VWAP from the sixth day following the announcement of the full year results to the 10th day. For 2006, the five day VWAP from Tuesday 5 September to Monday 11 September 2006 (inclusive) was $0.43. Therefore, the Primary Target VWAP is $0.645.

OR

(e) **Secondary Target**: If the Primary Target is not achieved, Participants will have a second opportunity to fulfil this component of the Performance Conditions if share price growth of at least 100% is achieved by 1 September 2010. That is, the 20-day VWAP for any consecutive 20 day period prior to 1 September 2010 must be 100% above the base share price by 1 September 2010.

The Secondary Target VWAP is $0.86.

Corporate Goals

One-third of the Performance Rights grant ([Enter No.] Performance Rights) will be subject to corporate goals Performance Conditions assessed at **1 September 2007**, as follows:

(f) Timely announcement of results of a Phase 2B dose-finding human clinical trial for AOD9604 by 31 March 2007 (40% weighting, i.e. 40% of your [Enter No.] Performance Rights relating to Corporate Goals);

(g) Timely announcement of results of one of the Phase 2A human clinical trials for ACV1 by 30 June 2007 (20% weighting, i.e. 20% of your [Enter No.] Performance Rights relating to Corporate Goals);

(h) Progress the licensing of AOD9604 or ACV1 with a draft term sheet to be received by 31 August 2007 (20% weighting, i.e. 20% of your [Enter No.] Performance Rights relating to Corporate Goals);

(i) Sufficient cash reserves at 31 August 2007 to meet the planned activities for the 12 months to 31 August 2008 (10% weighting, i.e. 10% of your [Enter No.] Performance Rights relating to Corporate Goals);

(j) Add one new project to the pipeline at the formal preclinical toxicity stage by 31 August 2007 (5% weighting, i.e. 5% of your [Enter No.] Performance Rights relating to Corporate Goals);

(k) Add one new project to the pipeline at the clinical stage by 31 August 2007 (5% weighting, i.e. 5% of your [Enter No.] Performance Rights relating to Corporate Goals).

Continued Service

One-third of the Performance Rights grant ([Enter No.] Performance Rights) will be subject to continuing service with the Company or a Subsidiary.

Exercise Timetable and Performance Conditions

On satisfaction of a component of the Performance Conditions, those Performance Rights subject to that component will be exercisable according to the Exercise Timetable below. The First and Last Exercise Date **(Exercise Period)** for each tranche (1-4) is listed in the table. Where a component or components of the Performance Conditions have been satisfied you can only exercise those relevant Performance Rights whose Exercise Period has commenced and not expired.

Tranche Number	% Performance Rights exercisable if Performance Conditions satisfied	First Exercise Date	Last Exercise Date	Number of Rights
1	25%	1 September 2007	1 September 2011	[Enter No.]
2	25%	1 September 2008	1 September 2011	[Enter No.]
3	25%	1 September 2009	1 September 2011	[Enter No.]
4	25%	1 September 2010	1 September 2011	[Enter No.]
	100%			[Enter No.]

One third of each tranche is subject to satisfaction of a separate component of the Performance Conditions. This is set out in the table below which combines the Performance Conditions and the Exercise Timetable.

Performance Condition component	Exercise Timetable				
	1 Sept 2007	1 Sept 2008	1 Sept 2009	1 Sept 2010	**Total**
Share Price Performance	[Enter No.]	[Enter No.]	[Enter No.]	[Enter No.]	[Enter No.]
Corporate goals	[Enter No.]	[Enter No.]	[Enter No.]	[Enter No.]	[Enter No.]
Continuing service	[Enter No.]	[Enter No.]	[Enter No.]	[Enter No.]	[Enter No.]
Total %	[Enter No.]	[Enter No.]	[Enter No.]	[Enter No.]	**[Enter No.]**

The above table shows the number of Performance Rights available for exercise should all Performance Conditions be met within the Exercise Timetable. That is, assuming continued service, satisfaction of the Primary Target share price in Year 1 and satisfaction of each of the Corporate Goals at 1 September 2007.

In relation to the Share Price Performance component, if the Primary Target share price is not met during Year 1, the Performance Rights do not automatically lapse as a result but may still be exercised if the Company subsequently meets the Secondary Target share price at any time up to 1 September 2010. If the Secondary Target share price is met those unvested Performance Rights the subject of earlier tranches will be added to the tranche which occurs after the Secondary Target is met (up to 1 September 2010).

The following table indicates the number of Performance Rights which can be exercised depending on when the relevant Share Price Performance target is achieved.

	Exercise Timetable				
Number of Performance Rights exercisable per tranche if the Share Price Performance Condition is achieved in:	1 Sept 2007	1 Sept 2008	1 Sept 2009	1 Sept 2010	
Year 1 (Primary Target)	[Enter No.]	[Enter No.]	[Enter No.]	[Enter No.]	[Enter No.]
Year 2 (Secondary Target)	-	[Enter No.]	[Enter No.]	[Enter No.]	[Enter No.]
Year 3 (Secondary Target)	-	-	[Enter No.]	[Enter No.]	[Enter No.]
Year 4 (Secondary Target)	-	-	-	[Enter No.]	

Exercise Period

The Exercise Period for Performance Rights will vary according to the Exercise Timetable. The Last Exercise Date for exercise of all Performance Rights will be 1 September 2011.

Lapse of Performance Rights

Performance Rights will lapse and will not be able to be exercised if the Performance Conditions are not satisfied.

Performance Rights will also lapse if you cease employment with the Company other than on retirement, redundancy, death or total and permanent disablement. However, at the discretion of the Plan Committee, Performance Rights may vest on a pro rata basis, subject to reasonable performance testing, in the event of resignation, retirement, redundancy, death or total and permanent disablement prior to the end of a performance period. At the discretion of the Plan Committee, Performance Rights may also vest in the event of a change of control of the Company prior to the end of a performance period.

Subject to the discretion of the Plan Committee, vested Performance Rights that have not been exercised will lapse on the earliest of:

(l) 6 months after you cease employment with the Company for a reason other than death, disablement or redundancy (or such other reason as may be determined by the Plan Committee);

(m) 12 months after you cease employment with the Company as a result of death, disablement or redundancy (or such other reason as may be determined by the Plan Committee); or

(n) 12 months after a change of control of the Company.

Any Performance Rights held by you will lapse, whether or not they have become exercisable, if the Plan Committee determines that you have acted fraudulently or dishonestly or are in serious breach of duty to the Company.

How will the Company provide the shares required for the Plan?

It is intended that the shares required for the Plan will be provided either by issuing new shares or by acquiring shares on market.

Will I be free to trade my Performance Shares?

All Performance Shares acquired upon exercise of a Performance Right will be held in the Plan and subject to the restrictions on disposal under Rule 9 (other than Rule 9.2) of the Plan. In accordance with Rule 9.3 of the Plan, the Company will apply a holding lock to prevent transfer of and other dealings with your Performance Shares for a period of 10 years from the date of grant of your Performance Rights, subject to earlier lifting of the holding lock under and subject to Rules 9.5 to 9.9 inclusive of the Plan. You irrevocably agree to the application of this holding lock.

SCHEDULE 2

Application for 2006 Performance Rights

Metabolic Pharmaceuticals Limited
ACN 083 866 862

To accept the invitation and apply for 2006 Performance Rights, please complete and sign the application form and return it by 5 pm EST on **16 November 2006**:

by post to: CRA Plan Managers Pty Limited
PO Box Q807
QVB Post Office NSW 1230

or by fax to: (02) 9299 3677

To the Board of Metabolic Pharmaceuticals Limited (**Company**)

By returning this form, I apply for all of the Performance Rights in the 2006 Offer set out in the invitation letter to me dated 16 November 2006 (**2006 Terms and Conditions**) and I make the representations and warranties set out below.

1. I authorise the Company to complete and execute any documents necessary to effect the grant of the Performance Rights to me.

2. I have received a copy of the 2006 Performance Rights Plan Rules (**Plan Rules**).

3. I agree to be bound by:

   (a) the Company's Constitution;

   (b) the 2006 Terms and Conditions; and

   (c) the Plan Rules.

4. I declare all details and statements made on this form are complete and accurate.

5. I understand that words and expressions with a particular meaning in the Plan Rules and the 2006 Terms and Conditions have, unless the contrary intention appears, the same meaning in this form.

6. I have read and understood the Privacy Statement on the back of this form.

Name ....

Home Address ....

Date ....

Signature ....

Your privacy

Metabolic Pharmaceuticals Limited (**Company**), the Computershare group of companies (which includes Computershare Plan Managers Pty Ltd and Computershare Investor Services Pty Ltd - collectively referred to as **Computershare**) value your privacy and will protect your personal information in accordance with the relevant data privacy laws in a particular jurisdiction.

This privacy statement sets out how information about you will be collected, used and disclosed to Computershare so that it can administer and maintain the Metabolic Performance Rights Plan (**Plan**).

Computershare will receive and process your application. If you do not provide Computershare with the information requested in the application it might affect the ability to allow your participation in the Plan.

The Company will provide Computershare with the date you commence employment with the Company, the cessation of your employment with the Company and any work location changes during your employment at the Company and may, if required, provide Computershare with your contact details as recorded on the Company's payroll system. You are responsible for advising Computershare of any changes to your personal details.

The information that Computershare holds about you on behalf of the Company will be used, if needed, to purchase or sell shares in relation to the Plan, to communicate with you and to operate and administer the Plan and the Metabolic Pharmaceuticals Limited Share Register.

Computershare may disclose personal information that it holds about you to:

- the Company (so that it may supervise the Plan); and

- third party service providers and contracts and agents.

Computershare will not disclose your personal information to anyone else unless notified to you and you consent to the disclosure or the disclosure is required by law.

You have the right under relevant data privacy laws in your jurisdiction to request access and corrections to information that Computershare and the Company holds about you.

Computershare's Privacy Officer can be contacted via: The Privacy Officer, Computershare Plan Managers Pty Ltd, Level 3, 60 Carrington Street, Sydney 2000 or privacycpm@computershare.com.au.

Date: 16 November 2006

Metabolic Pharmaceuticals Limited Performance Rights Plan

MinterEllison

LAWYERS

Metabolic performance rights plan

Plan Rules

1. Introduction

1.1 Name of Plan

The Plan is called the **Metabolic Pharmaceuticals Limited Performance Rights Plan**.

1.2 Objects of Plan

The objects of the Plan are to:

(a) provide an incentive for Eligible Employees to remain in their employment in the long term and maximise their contribution to the performance of the Group;

(b) recognise the ongoing ability of Eligible Employees and their expected efforts and contribution in the long term to the performance and success of the Group; and

(c) provide Eligible Employees with the opportunity to acquire Performance Rights, and ultimately Shares, in the Company, in accordance with these Rules.

1.3 Commencement of Plan

The Plan commences on the date determined by the Plan Committee.

2. Defined terms and interpretation

2.1 Defined terms

In these Rules, unless the context otherwise requires:

Accelerated Vesting Event means the occurrence of:

(a) a Special Circumstance in respect of a Participant;

(b) a circumstance set out in Rule 11.3; and

(c) a Change of Control of the Company.

Applicable Law means one or more, as the context requires of:

(a) the Corporations Act 2001 (Cth);

(b) Corporations Regulations;

(c) the Listing Rules;

(d) any other applicable securities or financial services laws;

(e) the constitution of the Company; and

(f) any practice note, policy statement, class order, declaration, guideline, policy or procedure authorising or entitling ASIC or ASX to regulate, implement or enforce, either directly or indirectly:

(i) a provision of the laws, regulations, rules or constitution referred to in paragraphs (a) to (e); or

(ii) any agreement or deed made under the laws, regulations, rules or constitution referred to in paragraphs (a) to (e); or

(iii) a person's conduct or proposed conduct under the laws, regulations, rules or constitution referred to in paragraphs (a) to (e), or any agreement or deed referred to in paragraph (f)(ii).

Application Form means a duly completed and executed application for the grant or award of Performance Rights made by an Eligible Employee in respect of an Offer, in the form approved by the Plan Committee from time to time.

ASIC means the Australian Securities and Investments Commission.

Associated Body Corporate means, for the purpose of Rule 13, a body corporate:

(a) that is a related body corporate of the Company as defined in the Corporations Act;

(b) that has voting power in the Company of not less than 20%; or

(c) in which the Company has voting power of not less than 20%.

ASX means Australian Stock Exchange Ltd ACN 008 624 691.

Award Date means, with respect to a Performance Right, the date on which the Plan Committee grants or awards the Performance Right to an Eligible Employee.

Board means all or some of the directors of the Company acting as a board or its delegate under section 198D of the *Corporations Act 2001* (Cth).

Business Day means a day on which banks are open for business in Victoria excluding a Saturday, Sunday or public holiday.

Certificate means, with respect to a Performance Right:

(a) a certificate issued under these Rules in the form approved by the Plan Committee from time to time; or

(b) if the Plan Committee determines that Performance Rights are uncertificated, then a statement issued to the Participant, disclosing:

(i) the number of Performance Rights entered in the register of Performance Right holders in respect of the Participant; and

(ii) the information in Rule 7.3.

Company means Metabolic Pharmaceuticals Limited ABN 96 083 866 862.

Change of Control of the Company occurs if any person has voting power (as defined in section 610 of the Corporations Act) of 50% or more in the Company, not including any person having voting power (as so defined) of 50% or more in the Company as at the earliest Award Date in respect of Performance Rights awarded under this Plan.

Corporations Act means the *Corporations Act 2001* (Cth).

Corporations Regulations means any and all regulations made under the *Corporations Act 2001* (Cth).

Director means a director of the Company.

Eligible Employee means an Employee whom the Plan Committee determines is to receive an Offer under the Plan.

Employee means a full or part-time employee or director of the Company or of a Subsidiary.

Exercise Period means the period commencing on the First Exercise Date and ending on the Last Exercise Date.

First Exercise Date with respect to a Performance Right means, unless otherwise specified in an Offer or these Rules, the earlier of:

(a) the Vesting Date; and

(b) any earlier date determined by the Plan Committee, including as the result of an Accelerated Vesting Event under Rule 11.4.

Group means the Company and its Subsidiaries.

Last Exercise Date with respect to a Performance Right means, unless otherwise specified in an Offer or these Rules:

(a) subject to paragraph (b), any date determined by the Plan Committee and specified in an Offer (for example, the 10 year anniversary of the Award Date); or

(b) any earlier date that the Plan Committee determines on which a Performance Right will lapse in accordance with these Rules, including under Rule 10.

Legal Personal Representative means the executor of the will or an administrator of the estate of a deceased person, the trustee of the estate of a person under a legal disability or a person who holds an enduring power of attorney granted by another person.

Listing Rules means the listing rules of ASX.

Notice of Exercise means a duly completed and executed notice of exercise of a Performance Right by a Participant, in the form approved by the Plan Committee from time to time.

Offer means an invitation to an Eligible Employee made by the Company under Rule 5.1 to apply for an award of Performance Rights.

Participant means a person who holds at least one Performance Right awarded under the Plan or one Performance Share and includes, if a Participant dies or becomes subject to a legal disability, the Legal Personal Representative of the Participant.

Performance Conditions in relation to a Performance Right means the performance, vesting, exercise or other conditions (if any) determined by the Plan Committee and specified in the Offer of the Performance Right which are, subject to these Rules, required to be satisfied, reached or met before the Performance Right can, during the Exercise Period, be exercised.

Performance Right means an entitlement to a Performance Share subject to satisfaction of Performance Conditions, and the corresponding obligation of the Company to provide a Performance Share, pursuant to the acceptance by an Eligible Employee of an Offer made to the Eligible Employee as provided in these Rules.

Performance Share means a Share issued or transferred to the Participant upon exercise of a Performance Right.

Plan means the Metabolic Pharmaceuticals Limited Performance Rights Plan governed by these Rules.

Plan Committee means the remuneration committee or another committee of the Board to which power to administer the Plan has been delegated or if there has been no delegation, the Board.

Redundancy means the termination or cessation of a Participant's employment or office with a body corporate in the Group as a result of redundancy, as determined by the Plan Committee.

Rules means the rules governing the operation of the Plan set out in this document, as amended from time to time.

Security Interest means a mortgage, charge, pledge, lien, encumbrance or other third party interest of any nature.

Share means a fully paid ordinary share in the Company.

Special Circumstance means with respect to a Participant:

(a) Total and Permanent Disablement;

(b) Redundancy;

(c) retirement of the Participant; or

(d) the death of the Participant.

Subsidiary means:

(a) a body corporate of which the Company is a holding company in terms of Division 6 of Part 1.2 of the *Corporations Act 2001* (Cth) that the Plan Committee has approved for participation in the Plan; or

(b) a body corporate in which the Company has voting power of not less than 20% (determined under section 610 of the *Corporations Act 2001* (Cth)) that the Plan Committee has approved for participation in the Plan.

Tax includes any tax, levy, impost, GST, deduction, charge, rate, contribution, duty or withholding which is assessed (or deemed to be assessed), levied, imposed or made by any government or any

governmental, semi-governmental or judicial entity or authority together with any interest, penalty, fine, charge, fee or other amount assessed (or deemed to be assessed), levied, imposed or made on or in respect of any or all of the foregoing.

Total and Permanent Disablement means the termination or cessation of a Participant's employment with the Company or a Subsidiary as a result of total and permanent disablement, as determined by the Plan Committee.

Vested in relation to a Performance Right means that the Performance Right is able to be exercised during the Exercise Period in accordance with Rule 8.3 and the terms of the Offer of the Performance Right.

Vesting Date means in relation to a Performance Right the date as determined by the Plan Committee to be the earliest date on which, subject to Rules 3.3, 8.2. 8.3 and 8.4, the Performance Right may be exercised.

2.2 Interpretation

In these Rules, unless the context otherwise requires:

(a) headings are for convenience only and do not affect the interpretation of these Rules;

(b) reference to any legislation or a provision of any legislation includes a modification or re-enactment of the legislation or a legislative provision substituted for, and all legislation and statutory instruments and regulations issued under, the legislation;

(c) words denoting the singular include the plural and vice versa;

(d) words denoting a gender include the other genders;

(e) reference to any document or agreement includes reference to that document or agreement as amended, novated, supplemented, varied or replaced from time to time;

(f) where any word or phrase is given a defined meaning in these Rules, any part of speech or other grammatical form of that word or phrase has a corresponding meaning;

(g) reference to a rule or paragraph is a reference to a rule or paragraph of these Rules, or the corresponding Rule or Rules of the Plan as amended from time to time; and

(h) where an act or thing must be done on a particular day or within a particular period, that act or thing must be done before, and that period ends at, 5.00pm Melbourne time on the relevant day.

2.3 Primary instruments

These Rules are to be interpreted subject to the Applicable Laws.

3. Principal conditions

3.1 Frequency of award of Performance Rights

Each Eligible Employee may only be granted or awarded Performance Rights once in each plan year (a plan year commences on 1 September and concludes on 31 August) or as otherwise determined by the Plan Committee. The issuance or awarding of Performance Rights amongst Eligible Employees need not occur on the same Award Date.

3.2 Plan Committee discretion

Subject to the Applicable Laws the Plan Committee has absolute and unfettered discretion:

(a) in connection with the Plan and its operation and administration and these Rules;

(b) without limiting clause 3.2(a), in determining whether or not a Performance Condition has been met or satisfied, except in the case of manifest error; and

(c) without limiting clause 3.2(a), in determining the circumstances in which the First Exercise Date of a Participant's Performance Rights will be brought forward.

3.3 Performance Rights awarded only to Employees

Unless otherwise determined by the Plan Committee, no Performance Rights may be granted or awarded to a person under the Plan unless the person remains an Employee as at the Award Date.

3.4 Compliance with laws

No Performance Right may be offered, granted or awarded to, or exercised by, an Eligible Employee or Participant if to do so would contravene an Applicable Law.

4. Operation of the Plan

Subject to Rule 16.1, the Plan operates according to these Rules which bind the Company, any Subsidiary and each Participant.

5. Offers

5.1 Plan Committee may make Offer

Subject to these Rules the Plan Committee may from time to time make an Offer to an Eligible Employee.

5.2 Form of Offer

An Offer must be in writing and contain the information as prescribed in Rule 5.3.

5.3 Information contained in Offer

(a) An Offer must state:

(i) the name and address of the Eligible Employee to whom the Offer is made;

(ii) the date of the Offer;

(iii) the period for acceptance of the invitation constituted by the Offer;

(iv) the maximum number of Performance Rights for which the Eligible Employee may make application;

(v) the expected Award Date of the Performance Rights the subject of the Offer;

(vi) the expected First Exercise Date of the Performance Rights the subject of the Offer;

(vii) the expected Last Exercise Date of the Performance Rights the subject of the Offer;

(viii) the Performance Conditions (if any) attaching to the Performance Rights the subject of the Offer;

(ix) whether Performance Shares acquired on the exercise of Vested Performance Rights will be subject to Rule 9.3;

(x) any other specific terms and conditions applicable to the Offer;

(xi) the name or title of the person designated by the Plan Committee as the person to whom the Application Form must be sent;

(xii) the time and date by which the Application Form must be received by the person referred to in Rule 5.3(a)(xi); and

(xiii) any matters required to comply with an Applicable Law.

(b) An Offer will not be invalid because it omits any of the information required by Rule 5.3(a).

5.4 Number of Performance Rights

The number of Performance Rights the subject of an Offer to an Eligible Employee is as determined by the Plan Committee.

5.5 Award Price

Unless the Plan Committee otherwise determines from time to time, no payment is required for the award of a Performance Right.

5.6 Exercise price

Unless the Plan Committee otherwise determines from time to time, no payment is required to exercise a Performance Right.

5.7 Offer personal

An Offer under the Plan is personal to the Eligible Employee to whom it is made and, accordingly, the invitation constituted by an Offer may

only be accepted by, and Performance Rights may only be granted or awarded to, the Eligible Employee to whom the Offer is made.

6. Application for Performance Rights

6.1 Acceptance of Offer

An Eligible Employee may accept the invitation constituted by an Offer by giving to the Company an Application Form within the period specified in the Offer. By completing and signing the Application Form, an Eligible Employee agrees to be bound by these Rules and upon exercise of the Performance Rights, to be bound by the Constitution of the Company.

6.2 Application for all or some of Performance Rights

An Eligible Employee may in their discretion accept the invitation constituted by an Offer in whole but not in part.

6.3 Lapse of Offer

An Offer not accepted in accordance with Rule 6.1 lapses unless the Plan Committee determines otherwise.

7. Award of Performance Rights

7.1 Acceptance of application and award

The Company may, within 30 days after receiving a duly completed Application Form from an Eligible Employee but subject to the conditions of the Offer:

(a) accept the Application Form;

(b) award to the Eligible Employee all of the Performance Rights the subject of the Application Form; and

(c) notify the Eligible Employee of the Award Date of those Performance Rights.

7.2 Eligible Employee becomes a Participant

On the award of a Performance Right following receipt by the Company of an Application Form, an Eligible Employee becomes a Participant and is bound by these Rules.

7.3 Certificates

The Company must give a Participant one or more Certificates stating:

(a) the number of Performance Rights granted or awarded to the Participant; and

(b) the Award Date of those Performance Rights.

7.4 Consideration for Performance Rights

Performance Rights (if any) awarded to an Eligible Employee are awarded for consideration comprising the services that are expected to be provided by the Eligible Employee to or for the benefit of the Group

and any other consideration set out or described in the Offer of the Performance Rights but, unless the Plan Committee otherwise determines from time to time, no further monetary or other consideration will be payable in respect of the award of a Performance Right.

7.5 Entitlement to underlying Shares

Each Performance Right confers on its holder the entitlement, on exercise of the Performance Right, to acquire one fully paid ordinary share in the Company, subject to these Rules and the Vesting of the Performance Right.

7.6 Interest in Performance Shares

A Participant has no interest in or rights in respect of a Performance Share held by the Participant unless and until the Performance Share is issued or transferred to that Participant under these Rules.

8. Exercise of Performance Rights

8.1 Exercise during Exercise Period

Subject to Rules 3.3, 8.2, 8.3 and 8.4, a Performance Right may be exercised at any time during the Exercise Period for that Performance Right.

8.2 Exercise before Exercise Period

Subject to Rule 8.3, a Performance Right may be exercised before the Exercise Period if permitted under Rule 11.4 or 12.5.

8.3 Performance Conditions

Subject to Rule 8.4, if the Offer in respect of any Performance Rights specifies any Performance Conditions, the Performance Rights may not be exercised unless and until those Performance Conditions have been satisfied, reached or met.

8.4 Waiver of Performance Conditions

At the discretion of the Plan Committee, Performance Rights may Vest on a pro rata basis, subject to reasonable performance testing, in the event of retirement, redundancy, death or total and permanent disablement (i.e. a Special Circumstance) prior to the end of a performance period. At the discretion of the Plan Committee, Performance Rights may also Vest in the event of a Change of Control of the Company or due to the occurrence of a circumstance set out in Rule 11.3 prior to the end of a performance period.

8.5 Exercise of Performance Rights

Subject to these Rules, Performance Rights which have not lapsed may be exercised by the Participant giving to the Company:

(a) a Notice of Exercise signed by the Participant;

(b) the Certificate for those Performance Rights; and

(c) the exercise price (if any).

8.6 Acquisition of Performance Shares

Subject to these Rules and the Listing Rules, on the exercise of a Performance Right by a Participant in accordance with these rules and the terms of the Offer of the Performance Right, the Company must:

(a) procure the transfer of a Share; or

(b) issue and allot a Share,

to the Participant.

8.7 Exercise all Performance Rights

A Participant may only exercise all and not some only of the Participant's Vested Performance Rights or as otherwise determined by the Plan Committee.

8.8 Shares rank equally

Unless otherwise provided in a Notice of Exercise, Performance Shares issued or transferred on the exercise of Performance Rights rank equally with all existing Shares on and from the date of issue or transfer in respect of all rights issues, bonus share issues and dividends which have a record date for determining entitlements on or after the date of issue or transfer of those Performance Shares.

9. Restriction on disposal of Performance Shares

9.1 Performance Shares

The Performance Shares acquired under any exercise of Performance Rights as provided in Rule 8.5 are, if the Offer of the Performance Rights so provides, subject to restrictions on disposal under this Rule 9.

9.2 On-sale prohibition

Although the Company will not issue Performance Shares for the purpose of the Participant selling, transferring, or otherwise dealing with them, it gives no assurance that an offer of Performance Shares by a Participant for sale within 12 months of their issue will be permitted without prospectus disclosure under Part 6D.2 of the Corporations Act, as a result of section 707(3) of the Corporations Act.

If the Company forms the view that section 707(3) of the Corporations Act applies, the Company and Participant may agree that the Company give ASX a notice in accordance with section 708A(5)(e) of the Corporations Act, if practicable to do so.

9.3 No disposal whilst Shares in Plan

(a) The Plan Committee may, at its discretion, require that the holder of a Performance Share acquired upon exercise of a Performance Right must not dispose of or deal with or grant a Security Interest over (or purport to dispose of or deal with or grant a Security Interest over) any of those Performance Shares or any interest in those Performance Shares for the period nominated by the Plan Committee. Performance Shares subject

to this restriction will be deemed to be held in the Plan and are subject to these Rules.

(b) Such a condition if any must be set out in the Offer to the Eligible Employee.

(c) Where Rule 9.3(a) applies, the Company must upon issue or transfer of the Performance Shares apply or cause to be applied a holding lock to prevent a transfer of any Performance Shares for the period nominated by the Plan Committee and as set out in the Offer to the Eligible Employee.

9.4 Refusal to register transfer

Subject to the Listing Rules, the Company must refuse to register a paper-based transfer of any Performance Shares or where a holding lock has been put in place under Rule 9.3(c), the Company must refuse to register a transfer of any such Performance Shares.

9.5 Withdrawal of Performance Shares

A holder of Performance Shares may at any time, by serving on the Company a written withdrawal notice, apply to withdraw from the Plan a portion of or all Performance Shares held by the holder.

9.6 Acceptance of withdrawal application

(a) The Plan Committee must not accept an application to withdraw any Performance Shares unless:

(i) arrangements satisfactory to the Plan Committee are made for the repayment of any debts owed by the holder to the Company; or

(ii) if any of the events in Rule 10.1(b) or 10.2(b) have occurred, arrangements satisfactory to the Plan Committee are made for the Group to be recompensed for any loss or damage suffered in those circumstances;

and for the purposes of Rule 9.6(a)(i) or 9.6(a)(ii) the Company is, if so determined by the Plan Committee, entitled to cause the Participant to forfeit some or all of those Performance Shares or to sell all or any of those Performance Shares for and on behalf of, and as attorney for, the holder and apply the proceeds first in and towards any amount payable to the Group under Rule 9.6(a)(i) or 9.6(a)(ii) and pay any balance to the holder; and

(b) The Plan Committee will consider applications to withdraw any Performance Shares in its absolute discretion, and is under no obligation to accept an application to withdraw any Performance Shares.

9.7 Company not liable

The Company is not liable whatsoever to the holder of Performance Shares for or in relation to any action taken by the Company under Rule 9.5 or Rule 9.6.

9.8 Deemed withdrawal

A holder of Performance Shares is on ceasing employment (including through the occurrence of a Special Circumstance) with the Group or on a Change of Control of the Company, deemed to have made an application under Rule 9.5 to withdraw all Performance Shares then held.

9.9 Removal of holding lock

Acceptance of an application for withdrawal served under Rule 9.5 or deemed made under Rule 9.8 is constituted by the lifting of any holding lock on the relevant Performance Shares.

9.10 Cease to be in Plan

On acceptance under Rule 9.9:

(a) the relevant Performance Shares cease to be held in the Plan and subject to these Rules;

(b) the relevant Performance Shares cease to be subject to restriction on disposal under Rule 9.3 (if applicable); and

(c) the Plan Committee must immediately notify the holder of the Shares that the holding lock has been lifted (if applicable).

10. Lapse of Performance Rights

10.1 Lapse of Unvested Performance Rights

A Performance Right that has not Vested (including in accordance with Rule 8.4 or 11) lapses on the earliest of:

(a) the date by which the Plan Committee has determined the Performance Conditions applicable to that Performance Right must be satisfied, reached or met by or before the Performance Right can be exercised during the Exercise Period;

(b) a determination of the Plan Committee that the Performance Right should lapse because the Participant, in the Plan Committee's opinion:

(i) has been dismissed or removed from office for a reason which entitles a body corporate in the Group to dismiss the Participant without notice (including for a serious breach of duty (under contract or otherwise to a company in the Group));

(ii) has committed an act of fraud, defalcation or gross misconduct in relation to the affairs of that body corporate (whether or not charged with an offence); or

(iii) has done an act which brings the Group or any body corporate in the Group into disrepute (including committing an act of harassment or discrimination); and

(c) unless otherwise determined by the Plan Committee, the date of termination of employment of the Participant with the Group (other than due to the occurrence of a Special Circumstance),

and all rights and obligations in respect of such lapsed Performance Rights cease.

10.2 Lapse of Vested Performance Rights

A Performance Right that has Vested but has not been exercised will lapse:

(a) on the first of the following periods to expire:

(i) 6 months (or such other period as determined by the Plan Committee), after the date of termination of employment of the Participant with the Group (other than due to a Special Circumstance);

(ii) 12 months (or such other period as determined by the Plan Committee), after the Participant ceases employment with the Group as a result of a Special Circumstance; or

(iii) 12 months after the occurrence of a Change of Control in the Company; and

(b) immediately upon a determination of the Plan Committee that the Performance Right should lapse because the Participant, in the Plan Committee's opinion:

(i) has been dismissed or removed from office for a reason which entitles a body corporate in the Group to dismiss the Participant without notice (including for a serious breach of duty (under contract or otherwise to a company in the Group));

(ii) has committed an act of fraud, defalcation or gross misconduct in relation to the affairs of that body corporate (whether or not charged with an offence); or

(iii) has done an act which brings the Group or any body corporate in the Group into disrepute (including committing an act of harassment or discrimination);

and all rights and obligations in respect of such lapsed Performance Rights cease.

10.3 Rights cease

If a Participant fails for any reason to exercise all the Vested Performance Rights registered in the Participant's name before the Last Exercise Date, those Performance Rights that the Participant:

(a) would have been entitled to exercise and that have not been exercised; and

(b) may have had a right or entitlement to have vested in the Participant,

lapse and all rights of a Participant under the Plan in respect of those Performance Rights cease.

11. Dealings with Performance Rights

11.1 Performance Rights personal

Except where Performance Rights have been transferred under Rule 11.3, Performance Rights held by a Participant are personal to the Participant and may not be exercised by another person.

11.2 No unauthorised disposal

Except as permitted under Rule 11.3, a Participant must not dispose of or grant a Security Interest over or otherwise deal with a Performance Right or an interest in a Performance Right, and the Security Interest or disposal or dealing is not recognised in any manner by the Company.

11.3 Permitted transfer of Performance Rights

Performance Rights may be transferred, by an instrument of transfer, in the following circumstances only:

(a) a transfer constituting the necessary transfer documents following an acceptance of an offer made under an off-market bid relating to Performance Rights;

(b) a transfer to a bidder on the sale of the Performance Rights under Division 3 of Part 6A.1 of the *Corporations Act 2001* (Cth);

(c) a transfer to a 100% holder on the sale of the Performance Rights under Division 2 of Part 6A.2 of the *Corporations Act 2001* (Cth);

(d) a transfer under Part 6A.3 of the *Corporations Act 2001* (Cth) to a person entitled to acquire the Performance Rights under section 661A or 664A of the *Corporations Act 2001* (Cth); or

(e) a transfer approved by the Plan Committee in those circumstances as may be determined by the Plan Committee.

11.4 First Exercise Date brought forward

If an **Accelerated Vesting Event** occurs while a Participant is employed with the Group, the Plan Committee may, at its discretion:

(a) bring forward the First Exercise Date of some or all of the Performance Rights held by the Participant to a date determined by the Plan Committee; and/or

(b) waive or vary any Performance Conditions in regard to any Performance Rights held by the Participant in accordance with Rule 8.4.

11.5 Notice to Participants of change

If the Plan Committee determines to alter the First Exercise Date and/or Performance Conditions under Rule 11.4, the Company:

(a) must within 14 days of the alteration give notice to each Participant affected by the Accelerated Vesting Event in respect of any Performance Rights held by the Participant; and

(b) may have to issue a replacement Certificate for the Performance Rights.

12. Participation rights, bonus issues, rights issues, reorganisations of capital and winding up

12.1 New issues

(a) Participants are not entitled to participate in any new issue to existing Shareholders of securities in the Company unless:

(i) they have become entitled to exercise their Performance Rights under the Plan; and

(ii) they exercise their Performance Rights before the record date for the determination of entitlements to the new issue of securities and participate as a result of being holders of Performance Shares.

(b) The Company must give Participants, in accordance with the Listing Rules, notice of any new issue of securities before the record date for determining entitlements to the new issue.

12.2 Bonus issues

If the Company makes (whether before or during the Exercise Period) a bonus issue of Shares or other securities to existing holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Performance Share has been issued in respect of a Performance Right before the record date for determining entitlements to the bonus issue, then the number of underlying Performance Shares over which the Performance Right is exercisable is increased by the number of Performance Shares which the Participant would have received if the Participant had exercised the Performance Right prior to such record date.

12.3 Pro-rata issues

If the Company makes (whether before or during the Exercise Period) a pro-rata issue of Shares (except a bonus issue) to existing holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Performance Share has been issued in respect of a Performance Right before the record date for determining entitlements to the issue, the Company will to the extent permitted by law and the Listing Rules, on the issue or transfer of Performance Shares on exercise of the Performance Rights, make the offer the Company would have made to the Participant had the Performance Shares been issued or transferred to the Participant before that record date.

12.4 Reorganisation of capital

If there is a reorganisation of capital of the Company (whether before or during the Exercise Period) then the rights of a Participant (including the number of Performance Rights to which each Participant is entitled) are changed to the extent necessary to comply with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

12.5 Winding up

If (whether before or during the Exercise Period) a resolution for a members' voluntary winding up of the Company is proposed (other than for the purpose of a reconstruction or amalgamation) the Plan Committee may, in its absolute discretion, give written notice to Participants of the proposed resolution. Subject to the Performance Conditions, the Participants may, during the period referred to in the notice, exercise their Performance Rights if the Last Exercise Date for the Performance Rights has not expired.

12.6 Fractions of Shares

For the purposes of this Rule 12, if Performance Rights held by a Participant are exercised simultaneously, then the Participant may aggregate the number of Performance Shares or fractions of Performance Shares which the Participant is entitled to acquire. Fractions in the aggregate number only will be disregarded in determining the total entitlement of a Participant.

12.7 Calculations and adjustments

Any calculations or adjustments which are required to be made under this Rule 12 will be made by the Plan Committee and, in the absence of manifest error, are final and conclusive and binding on the Company and the Participant.

12.8 Notice of change

The Company must within a reasonable period give to each Participant notice of any change under Rule 12 to the number of Performance Shares which the Participant is entitled to acquire on exercise of a Performance Right.

13. Maximum number of Performance Rights

The Plan Committee must take reasonable steps to ensure that Performance Rights are not granted or awarded to a Participant under this Plan where:

(a) the number of shares the subject of the Performance Right or that are to be received on the exercise of the Performance Rights when aggregated with:

(i) the number of shares in the same class which would be issued were each outstanding offer with respect to shares, units of shares, options and performance rights to acquire unissued shares, under an employee share scheme to be accepted or exercised; and

(ii) the number of shares in the same class issued during the previous five years pursuant to the Plan or any other employee share scheme extended only to persons who are, at the time of the offer under the employee share scheme, a full or part time employee or director of the Company or of an Associated Body Corporate of the Company;

but disregarding any offer made, or option or Performance Right acquired or share issued by way of or as a result of:

(iii) an offer to a person situated at the time of receipt of the offer outside of Australia;

(iv) an offer that did not need disclosure to investors because of section 708 of the Corporations Act;

(v) an offer that did not require the giving of a product disclosure statement because of section 1012D of the Corporations Act; or

(vi) an offer made under a disclosure document or product disclosure statement,

exceeds 5% of the total number of issued shares in that class as at the time of the proposed grant; or

(b) the grant or award would breach the limit on the issue of equity securities (as defined in the Listing Rules) under Listing Rule 7.1.

14. Quotation of Shares

14.1 No Quotation of Performance Rights

The Company will not seek official quotation of any Performance Rights.

14.2 Quotation of Shares

The Company must apply to ASX for quotation of Performance Shares issued or (to the extent not already quoted on ASX) transferred on exercise of Performance Rights if other Shares of the Company are officially quoted by ASX at that time.

15. Administration of the Plan

15.1 Administration

The Plan is administered by the Plan Committee provided that the Plan Committee may delegate in its discretion certain of its powers under this Plan to the Managing Director or Chief Executive Officer of the Company.

15.2 Powers of the Plan Committee

The Plan Committee has power to:

(a) determine appropriate procedures and make regulations for the administration of the Plan which are consistent with these Rules;

(b) resolve conclusively all questions of fact or interpretation arising in connection with the Plan;

(c) exercise discretions expressly conferred on it by these Rules or which may otherwise be required in relation to the Plan;

(d) terminate or suspend the operation of the Plan at any time, provided that the termination or suspension does not adversely affect or prejudice the rights of Participants holding Performance Rights (whether unvested, Vested and unexercised, or Vested and exercised) or Performance Shares at that time;

(e) delegate those functions and powers it considers appropriate, for the efficient administration of the Plan, to any person or persons whom the Plan Committee reasonably believes to be capable of performing those functions and exercising those powers;

(f) take and rely upon independent professional or expert advice in or in relation to the exercise of any of their powers or discretions under these Rules;

(g) administer the Plan in accordance with these Rules as and to the extent provided in these Rules; and

(h) make regulations for the operation of the Plan consistent with these Rules.

15.3 Exercise of powers or discretion

Any power or discretion which is conferred on the Plan Committee by these Rules may be exercised by the Plan Committee in the interests or for the benefit of the Company, and the Plan Committee is not, in exercising that power or discretion, under any fiduciary or other obligation to another person.

15.4 Determinations

Where these Rules provide for a determination, decision, approval or opinion of the Plan Committee, that determination, decision, approval or opinion may be made or given by the Plan Committee in its absolute and unfettered discretion.

15.5 Expenses and costs

Subject to these Rules, the Company and its Subsidiaries must pay all expenses, costs and charges incurred in the administration of the Plan in the amounts and proportions as they shall agree.

15.6 Tax

The Company is not responsible for any Tax which may become payable by a Participant in connection with the award of a Performance Right or the issue or transfer of Performance Shares pursuant to an

exercise of Performance Rights or another dealing by a Participant with the Performance Rights or Performance Shares.

16. Amendment to Rules

16.1 Board may amend Rules

Subject to the Listing Rules, the Board may at any time amend any of these Rules, or waive or modify the application of any of these Rules in relation to a Participant. The amendment of any of the Rules may be given such retrospective effect as is specified in the written instrument or resolution by which the amendment is made and if so stated, amendments to this Plan, including the terms of the Performance Rights, will have the effect of automatically amending the terms of granted or awarded but unexercised Performance Rights.

16.2 Consent of Participants

Subject to Rule 16.3, if an amendment to be made under Rule 16.1 would adversely affect the rights of Participants in respect of any Performance Rights then held by them, the Board must obtain the consent of Participants who between them hold not less than 75% of the total number of those Performance Rights held by all those Participants before making the amendment.

16.3 Permitted reduction of rights

Notwithstanding Rule 16.2, the Board may at any time amend any of these Rules, or waive or modify the application of any of these Rules in relation to a Participant where the amendment is introduced primarily:

(a) for the purpose of complying or conforming to present or future State, Territory or Commonwealth legislation governing or regulating the maintenance or operation of the Plan or like plans;

(b) to correct any manifest error or mistake;

(c) to enable contributions or other amount paid by any company within the Group in respect of the Plan to qualify as income tax deductions for that company or another company within the Group; or

(d) to enable the Company to comply with any Applicable Law.

16.4 Eligible Employees outside Australia

The Board may make any additions, variations or modifications to the Rules, in relation to the implementation of the Plan and the specific application of the Rules to Eligible Employees residing outside Australia.

17. Rights of Participants

17.1 No conferred rights

These Rules:

(a) do not confer on an Employee the right to receive an Offer;

(b) do not confer on a Participant the right to continue as an employee or officer of any entity in the Group;

(c) do not affect any rights which the Company or a Subsidiary may have to terminate the employment of a Participant; and

(d) may not be used to increase damages in an action brought against the Company or a Subsidiary in respect of that termination.

17.2 Voting at general meetings

Holders of Performance Rights do not, as holders of Performance Rights, have any right to attend or vote at general meetings of holders of Shares.

17.3 Connection with other plans

Participation in this Plan does not affect, and is not affected by, participation in any other incentive or other scheme operated by the Company unless the terms of the scheme provide otherwise.

18. Notices

Notices may be given by the Company to Participants in any manner that the Plan Committee may from time to time determine.

19. Governing law

These Rules and the rights and obligations of Participants under the Plan are governed by the law of Victoria, Australia, and each Participant irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of Victoria, Australia.

20. Advice

Eligible Employees should obtain their own independent advice at their own expense on the financial, taxation and other consequences to them of or relating to participation in the Plan.



Metabolic Performance Rights Plan

Explanatory Booklet & Tax Summary

November 2006

1. Introduction

Metabolic Pharmaceuticals Limited (the "Company") has established an employee incentive plan called the Metabolic Pharmaceuticals Limited Performance Rights Plan (**Plan**) to provide eligible and invited employees and directors of the Company and its controlled entities with the means of receiving rights to acquire shares in the Company, subject to the terms of offer. The Plan will be administered by the Company in accordance with the **Metabolic Pharmaceuticals Limited Performance Rights Plan Rules (Plan Rules)**.

This Explanatory Booklet is intended to provide a general overview of the terms and conditions of the performance rights offered pursuant to the Plan (**Performance Rights**) and your Letter of Offer. It does not override the Plan Rules or your Letter of Offer, and to the extent of any inconsistency with this Explanatory Booklet, the Plan Rules and your Letter of Offer, as applicable, prevail.

In this Explanatory Booklet, terms which are defined in the Plan Rules will have the same meanings (unless otherwise indicated).

You should read the Letter of Offer, the Plan Rules and this Explanatory Booklet carefully to ensure that you understand the circumstances under which your Performance Rights will become exercisable and the conditions or events under which your Performance Rights will lapse.

2. The offer of Performance Rights

2.1 What Performance Rights am I being offered?

You are being offered the number of Performance Rights specified in the Letter of Offer which this Explanatory Booklet accompanies.

2.2 What is a Performance Right?

A Performance Right is a conditional right (or option) to receive a fully paid ordinary share in the Company . A Performance Right itself is not a share in the Company and, on the Company granting Performance Rights to you, you become a Right-holder, not a shareholder.

The right to receive a share in the Company is your right to exercise your Performance Right during an Exercise Period and is subject to satisfaction of the relevant Performance Conditions.

2.3 Am I obliged to accept the offer of Performance Rights?

No. You are not obliged to accept the Performance Rights offered to you pursuant to the Plan. Details of how to accept the offer are set out in section 3.

2.4 On what terms is the offer of Performance Rights being made?

The offer of the Performance Rights, and the Performance Rights themselves, are governed by the terms of the Plan Rules and your Letter of Offer (including the Schedule and the Acceptance Form).



The exercise price (if any) for each Performance Right will be as set out in the Schedule to your Letter of Offer. The maximum term of each Performance Right will be the period expiring on the Last Exercise Date of each Performance Right. At the end of their term, Performance Rights which are not exercised will lapse.

2.5 Who is being offered Performance Rights under the Plan?

This offer of Performance Rights is being made to selected full or part-time employees or directors of the Company or of a Subsidiary, selected by the Plan Committee.

3. Acceptance of the Performance Rights

3.1 How do I accept the offer of Performance Rights?

Applications for Performance Rights can only be made on the Acceptance Form attached to the Letter of Offer.

To accept the Performance Rights specified in your Letter of Offer, you must:

(a) complete and sign the Acceptance Form; and

(b) deliver it before the date set out in the Letter of Offer:

by post to: CRA Plan Managers Pty Limited
PO Box Q807
QVB Post Office NSW 1230

or by fax to: (02) 9299 3677

3.2 How many Performance Rights can I accept?

The maximum number of Performance Rights for which you can apply is set out in your Letter of Offer.

3.3 If I want to accept the offer of Performance Rights, do I have to accept all of the Performance Rights offered to me?

Yes. You may only accept the offer of Performance Rights in whole. You may not accept the offer in respect of only some Performance Rights.

3.4 Do I have to pay for the Performance Rights I accept?

In most cases, no monetary fee is required for the award or exercise of Performance Rights. If an exercise price does apply, it will be specified in your Letter of Offer. Upon grant of Performance Rights there may be certain tax consequences, which are discussed in the Tax Summary at the end of this Explanatory Booklet.

3.5 When will the Performance Rights be awarded?

The Award Date of the Performance Rights is set out in your Letter of Offer.

3.6 What evidence will I receive that I am entitled to the Performance Rights I have accepted?

The Company will issue a Certificate detailing the number of Performance Rights granted to you and the Award Date.



4. Voting and dividend rights of your Performance Rights

4.1 Are any dividends payable on my Performance Rights?

No dividends are payable on your Performance Rights.

4.2 Do any voting rights attach to my Performance Rights?

In your capacity as a Right-holder, you will not be entitled to vote as a shareholder in the Company. You only become eligible to vote when you have been granted Shares following exercise of your Performance Rights.

5. Transferability of your Performance Rights

5.1 Can someone else accept the offer of Performance Rights made to me?

No. An offer of Performance Rights is personal to you and may only be accepted by you.

5.2 Can I transfer my Performance Rights to another person after the Company has granted them to me?

You may only transfer Performance Rights granted to you with the approval of the Plan Committee or in the circumstances set out in section 11.3 of the Plan Rules.

5.3 Will my Performance Rights be quoted on the ASX or any other stock exchange?

No.

6. Exercise of your Performance Rights

6.1 Once I have been granted Performance Rights by the Company, am I obliged to exercise the Performance Rights?

No. Once the Performance Rights have been granted to you, you have the right (during the Exercise Period and provided any Performance Conditions have been satisfied) but not the obligation, to exercise them.

6.2 How do I exercise my Performance Rights if they have vested?

To exercise your Performance Rights, you must sign and complete a Notice of Exercise. An example of a Notice of Exercise will be given to you with your Certificate. You must then lodge the Notice of Exercise with the Company, together with payment of the Exercise Price, (if any).

6.3 Do I have to pay the Company if I exercise my Performance Rights?

You will only have to pay an exercise price on exercise of a Performance Right if an exercise price is specified in your Letter of Offer.

6.4 What is the exercise price of my Performance Rights?

The Exercise Price for each Performance Right to be issued to you (if any) is specified in your Letter of Offer.



6.5 How many shares will I receive in respect of each Performance Right I exercise?

If you exercise your Performance Rights in accordance with the Plan, the Company will issue or transfer to you (at the election of the Company) one fully paid ordinary share in the capital of the Company for each Performance Right you have exercised (subject to adjustments for bonus and pro-rata issues or capital reorganisations which is discussed further in Section 10 of this Explanatory Booklet).

6.6 What rights attach to the shares arising upon exercise of my Performance Rights?

The rights attached to shares issued or transferred to you upon exercise of your Performance Rights are the same as the rights that apply to all other fully paid ordinary shares in the Company.

6.7 Will I be free to trade the shares arising upon exercise of my Performance Rights?

All shares acquired upon exercise of a Performance Right will be held in the Plan and subject to the restrictions on disposal under Rule 9 (other than Rule 9.2) of the Plan. In accordance with Rule 9.3 of the Plan, the Company will apply a holding lock to prevent transfer of, and other dealings with, your Performance Shares for a period of 10 years from the date of grant of your Performance Rights, subject to earlier lifting of the holding lock under and subject to Rules 9.5 to 9.9 inclusive of the Plan. You irrevocably agree to the application of this holding lock.

6.8 Can I exercise my Performance Rights at any time?

No.

You can only exercise your Performance Rights during the relevant Exercise Period for those Performance Rights and if, at the time of exercise:

(a) the Performance Rights have not lapsed in accordance with the Plan Rules; and

(b) all other conditions relating to the exercise of your Performance Rights have been satisfied (in particular, any Performance Conditions discussed in Section 7.1 of this Explanatory Booklet).

7. What conditions attach to the exercise of my Performance Rights?

7.1 Performance Conditions

The Performance Conditions applicable in relation to the Performance Rights are:

(a) conditions relating to the performance of the Company's share price and/or business operations; and

(b) service conditions (which may require you to remain in the employment of the Company for a certain period of time in order to be entitled to exercise the Performance Rights).

The Performance Conditions applicable to your Performance Rights will be specified in your Letter of Offer. Future Offers, if any, may be subject to different Performance Conditions.



8. Lapse of Performance Rights on termination of employment or a change in control of the Company

Performance Rights which have not vested will lapse if you cease employment with the Company other than on retirement, redundancy, death or total and permanent disablement. However, at the discretion of the Plan Committee, Performance Rights may vest on a pro rata basis, subject to reasonable performance testing, in the event of resignation, retirement, redundancy, death or total and permanent disablement prior to the end of the performance period.

At the discretion of the Plan Committee, Performance Rights may also vest in the event of a change of control of the Company prior to the end of a performance period.

Subject to the discretion of the Plan Committee, vested Performance Rights that have not been exercised will lapse on the earliest of:

- 6 months after you cease employment with the Company for a reason other than death, disablement or redundancy (or such other reason as may be determined by the Plan Committee);
- 12 months after you cease employment with the Company as a result of death, disablement or redundancy (or such other reason as may be determined by the Plan Committee); or
- 12 months after a change of control of the Company.

Any Performance Rights held by you will lapse, whether or not they have become exercisable, if the Plan Committee determines that you have acted fraudulently or dishonestly or are in serious breach of duty to the Company.

9. Lapsing of Performance Rights upon occurrence of other events

In addition to lapsing on cessation of employment and change of control of the Company (refer Section 8) your Performance Rights will lapse immediately, whether or not they are then able to be exercised, at the time:

(a) the term of your Performance Rights expires (as specified in your Letter of Offer); or

(b) the Board makes a determination that Performance Conditions are not satisfied.

10. Adjustments for bonus and pro rata issues or capital reorganisations

10.1 What happens if there is a pro rata issue before I exercise my Performance Rights?

If a pro rata issue (other than a bonus issue) is made to the Company's shareholders before you exercise your Performance Rights, the Company will, on exercise of those Performance Rights (and subsequent issue or transfer of the Performance Shares) make the offer the Company would have made to you had the Performance Shares been issued or transferred at the date of the pro rata issue.

10.2 What happens if there is a bonus issue before I exercise my Performance Rights?

If the Company makes a bonus issue before you exercise your Performance Rights, the number of underlying Performance Shares over which the Performance Right is exercisable will be increased by the number of Performance Shares which you would have

received had the Performance Rights been exercised and therefore Performance Shares been issued or transferred, prior to the date of the bonus issue.

10.3 What happens if there is a capital reorganisation or other similar transaction prior to the exercise of my Performance Rights?

Upon any capital reorganisation of the Company prior to the exercise of your Performance Rights, the terms of your Performance Rights will be reconstructed to the extent necessary to comply with any stock exchange listing rules then applicable to the Company's shares.

11. Miscellaneous

11.1 Plan Committee

The Plan will be administered by the Plan Committee. The Plan Committee may delegate to the Chief Executive Officer all or any of the matters referred to in the Plan Rules.

11.2 Amendment of Plan Rules

The Board may at any time modify or waive any of the Plan Rules in its discretion, but can not materially reduce your rights as a Participant in respect of a Performance Right granted before the date of the amendment unless required to do so by law or to correct manifest errors.

Except where an amendment is required by law, to correct manifest errors or for taxation purposes, if any proposed amendment would adversely affect the rights of participants in respect of any Performance Rights held by them, the Board must obtain the consent of Participants who hold not less than 75% of those Performance Rights before making the amendment.



Tax Summary

The tax comments below are a general guide only for an Australian resident as at 1 September 2006. You should obtain independent tax advice as to the operation of the taxation laws relevant to your individual circumstances.

At the outset, you should note that under the income tax legislation in Australia, most participants will have two tax choices to consider on the grant of Performance Rights:

Choice 1 – Elect to pay tax on grant (s.139E (ITAA); or

Choice 2 – Defer tax until exercise of the Performance Right.

These choices are considered in further detail in each Part, as follows:

Q1 Will participants have to pay tax in the year the Performance Rights are granted?

As a Performance Right is a form of Zero Priced Option, it would not be advantageous to you to pay tax upfront, because you would be paying tax on the full value of the share at the date of grant.

Q2 Why would a participant choose to pay tax on the grant of Performance Rights?

A participant would not usually choose to pay tax on the grant of a Performance Right or a Zero Priced Option.

Q3 If a participant required, or elects, to pay tax on the Performance Rights in the year of grant, what will be the taxable amount?

The participant would pay tax on the full value of the Shares at the participant's marginal income tax rate.

Q4 Will the Participant have to pay tax when they exercise the Performance Rights?

Yes. The amount that will be subject to tax (as income, not a capital gain) will be the market value of the shares at the time you exercise the Performance Rights less the exercise price (if any). As this will be taxed as income, not as capital gain, the Participant will not be entitled to the 50% capital gains tax concession.

Alternatively, if the shares you receive upon exercise remain subject to certain restrictions (such as the application of a holding lock under Rule 9.3 of the Plan), you may defer the tax payable:

- for up to ten years from the date you were granted the Performance Rights, provided the shares remain subject to those restrictions ; or
- until you leave the employment of the Company; or
- until you dispose the shares; or
- until the restrictions on the shares are lifted

whichever of these events occurs earliest.

Q5 Will the Participant have to pay tax on the sale of Shares acquired on exercise of the Performance Rights?

Yes. Generally a capital gain will arise to the shareholder where the consideration received on the disposal of the shares exceeds the cost base of the shares.

For Performance Rights and Zero Priced Options, the Participant would choose to defer the taxing time on the Performance Rights until exercise, so the cost base of the shares will be the market value of the shares at the time the Performance Rights were exercised.



Only 50% of the capital gain would be required to be included in the shareholder's income provided they have held the shares for at least 12 months after exercise of the Performance Rights.

A capital loss will arise if the cost base of the shares exceeds the consideration received on the disposal. A capital loss can only be offset against other capital gains, and not claimed as a deduction against other income, even though part of the loss may be represented by the amount that was taxed on the grant or exercise of the Performance Rights.



ELECTION UNDER SECTION 139E

INCOME TAX ASSESSMENT ACT 1936 (NOTE 1)

Name: ______________________________

Tax File Number: ______________________________

This election is made under Section 139E of the Income Tax Assessment Act 1936 (***the Act***).

I elect that subsection 139B(2) of the Act is to apply to all of the qualifying shares and qualifying rights acquired by me under an employee share acquisition scheme in terms of Division 13A of Part III of the Act in the year of income 1 July 2006 to 30 June 2007.

Signature: ______________________________

Date (Note 2): ______________________________

The provision of the following details is optional (but recommended)

The details of the Performance Rights in Metabolic Pharmaceuticals Limited acquired by me under the Metabolic Performance Rights Plan during the year ended 30 June 2007 are as follows:

Number of Performance Rights:

Date of acquisition (Note 3):

Market Value of Performance Rights when acquired: (Note 4):

NOTES

1. You are only required to complete this Election if all of the following conditions are satisfied:
   (a) the Performance Rights have been granted to you as an Eligible Offeree (not to a Related Body Corporate);
   (b) immediately after the Performance Rights were granted to you, you were not in a position to control the casting of more than 5% of the maximum number of votes at a Metabolic Pharmaceuticals Limited annual general meeting; and
   (c) you want to choose to pay tax on the Performance Rights in the year of grant of the Rights.
2. The Election should be completed on or before the time you lodge your income tax return for the year ended 30 June 2007. You are not required to lodge the Election with the Australian Taxation Office but it should be retained with your Income Tax Return records for the year ended 30 June 2007.
3. This is the date the Performance Rights were granted to you.
4. This is value determined by reference to Section 139FM (ITAA).




ASX
AUSTRALIAN STOCK EXCHANGE


SEC MAIL
RECEIVED
PROCESSING
DEC 07 2006
WASH, D.C.
152
SECTION

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/11/2006

TIME: 16:21:40

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Facsimile

Attention	Company Announcements Office. Australian Stock Exchange
Organisation	Australian Stock Exchange
CC	Company Secretary, Metabolic Pharmaceuticals Pty Ltd (fax 03 8860 5700)
Fax number	1900 999 279
Sender	Peter Batchelor
Subject	Metabolic Pharmaceuticals Limited (ASX Code MBP)
Date	24 November 2006
Number of pages, Including cover	3 (seven)

On behalf of Monash Investment Holdings Pty Ltd, ACN 099 844 818, as Trustee for Monash Investment Trust, Monash Commercial Pty Ltd ACN 095 891 722 and Monash University (together "Monash Investment Group") I enclose a *Notice of Change of Interest (form 604)* in relation to Metabolic Pharmaceuticals dated 24 November 2006

Yours faithfully



Peter Batchelor
Company Secretary
Monash Investment Holdings

P.O Box 3A
Monash University, VIC, 3800
www.monashcommercial.com
ACN 095 891 722

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Metabolic Pharmaceuticals Pty Ltd
ACN/ARSN	083 866 862

1. Details of substantial holder (1)

Name	Monash Investment Holdings P/L ATF Monash Ivestment Trust ("Monash Investment Group")
ACN/ARSN (if applicable)	575 453 241

There was a change in the interests of the substantial holder on	23/11/06
The previous notice was given to the company on	23/10/06
The previous notice was dated	23/10/06

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	16,162,520	5.68	10,847,520	< 5%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
23/11/06	Monash Investment Group	sale	$3.56m	ordinary 5,315,000	5,315,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Monash Investment Group	same		holder	ordinary 10,847,520	10,847,520

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Monash Investment Holdings Pty Ltd	Building 3B, Monash University , Victoria 3800
Monash Commercial Pty Ltd & Monash Unversity	as above

Signature

print name Peter Batchelor

capacity Secretary, Monash Investment Holdings Pty Ltd

sign here



date 24/11/06

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.